

Tim Maranville, MBA, FWTHS · 3rd in

Strategy, thought-leadership, broadcast leader
President/General Manager at KGGN-FM

Murrieta, California · 500+ connections · **Contact info**

KGGN-FM

Colorado Christian University

Experience

President/General Manager
KGGN-FM · Full-time
Sep 2017 – Present · 2 yrs 9 mos
Hemet, CA

Responsible for all facets of this Start-up, non-profit, Christian radio station serving the nearly one million people who live in the California cities of Temecula, Murrieta, Menifee, Hemet, San Jacinto, Lake Elsinore, Perris, and Wildamor.



Director of Programming - Product Development for WBBB-FM
Curtis Media Group
Sep 2016 – Sep 2017 · 1 yr 1 mo
Raleigh-Durham, North Carolina Area

Largest media enterprise with 62 radio stations in North Carolina.

3-year plan to increase annual revenue from $4MM to $8MM through redesign and re-positioning of product.   **…see mor**



Business Owner
Mutations Media

Jan 1997 – Sep 2017 · 20 yrs 9 mos
Raleigh-Durham, North Carolina Area
Company was created for the specific purpose of contracting with traditional and digital content distributors for consultation and strategy. The following projects were created or consulted under the Mutations Media umbrella:

...see mor

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Chief Content Officer – Product and Channel Development
USA Radio Networks - Cross Platform Media Group
Sep 2014 – Aug 2015 · 1 yr
Raleigh-Durham, North Carolina Area

National Christian and Conservative radio network turnaround project

Recruited to help facilitate a bankruptcy turnaround to generate $12MM in annual revenues with annual increase from 5 to 15% through re-imagined product lines in both the cc **...see mor**

 ### Vice President-Product Development and Programming
WestwoodOne
May 2009 – Aug 2014 · 5 yrs 4 mos
Denver, CO & Seattle, WA

The world's largest syndication and radio network company

Recruited to increase margins through improved product quality (more customers) and expense management (efficiencies) in one department. Transformed the departmer **...see mor**

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Education

Colorado Christian University
MBA, Emphasis on Leadership, 4.0
2012 – 2014

 ### Seattle Pacific University
Master of Business Administration (MBA), MBA, Emphasis on Leadership, 4.0
2012 – 2013

 ### Colorado Christian University
Organization Management, Project Management



2008 – 2010

Skills & Endorsements

Leadership · 68

 Endorsed by **10 of Tim's colleagues at Westwood One**

Management · 62

 Endorsed by **9 of Tim's colleagues at Westwood One**

Team Building · 28

 Endorsed by **4 of Tim's colleagues at Westwood One**

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